Exhibit 99.1

Contact Information

Investor Relations

Tel: +86 (21) 6195 9561

Email: ir@hworld.com

https://ir.hworld.com

H World Group Limited Reports Second Quarter and Interim of 2024 Unaudited Financial Results

•	A total of 10,286 hotels or 1,001,865 hotel rooms in operation as of June 30, 2024.

•	Hotel turnover[1] increased 15.5% year-over-year to RMB23.4 billion in the second quarter of 2024. Excluding Steigenberger Hotels GmbH and its subsidiaries (“DH”, or “Legacy-DH”), hotel turnover from the Legacy-Huazhu segment increased 16.2% year-over-year in the second quarter of 2024; and hotel turnover from the Legacy-DH segment increased 7.8% year-over-year in the second quarter of 2024.

•	Revenue increased 11.2% year-over-year to RMB6.1 billion (US$846 million)[2] in the second quarter of 2024, at the high end of the previously announced 7% to 11% revenue increase guidance as compared to the second quarter of 2023. Revenue from the Legacy-Huazhu segment in the second quarter of 2024 increased 11.1% year-over-year, also at the high end of the previously announced 7% to 11% guidance; and revenue from the Legacy-DH segment in the second quarter of 2024 increased 11.6% year-over-year.

•	Net income attributable to H World Group Limited was RMB1.1 billion (US$147 million) in the second quarter of 2024, compared with RMB1.0 billion in the second quarter of 2023 and RMB659 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.0 billion in the second quarter of 2024, compared with RMB993 million in the second quarter of 2023 and RMB833 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-DH segment was RMB34 million in the second quarter of 2024, compared with RMB22 million in the second quarter of 2023 and a net loss of RMB174 million in the previous quarter.

•	EBITDA (non-GAAP) in the second quarter of 2024 was RMB1.9 billion (US$255 million), compared with RMB1.7 billion in the second quarter of 2023 and RMB1.3 billion in the previous quarter.

•	Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, net foreign exchange gain (loss), and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.0 billion (US$280 million) in the second quarter of 2024, compared with RMB1.8 billion in the second quarter of 2023 and RMB1.4 billion in the previous quarter.

•	Adjusted EBITDA by segment is our segment measure. Adjusted EBITDA from the Legacy-Huazhu segment was RMB1.9 billion in the second quarter of 2024, compared with RMB1.7 billion in the second quarter of 2023 and RMB1.5 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment was RMB131 million in the second quarter of 2024, compared with RMB97 million in the second quarter of 2023 and a loss of RMB66 million in the previous quarter.

1 Hotel turnover refers to total transaction value of room and non-room revenue from H World hotels (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2672 on June 28, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

•	For the third quarter of 2024, H World expects its revenue growth to be in the range of 2%-5% compared to the third quarter of 2023, or in the range of 1%-4% excluding DH.

•	We revise up our hotel opening guidance for the full year of 2024, expecting to open over 2,200 hotels, up from our previous guidance of around 1,800 hotels.

Singapore/Shanghai, China, August 20, 2024 – H World Group Limited (NASDAQ: HTHT and HKEX: 1179) (“H World”, the “Company”, “we” or “our”), a key player in the global hotel industry, today announced its unaudited financial results for the second quarter and the first half ended June 30, 2024.

As of June 30, 2024, H World’s worldwide hotel network in operation totaled 10,286 hotels and 1,001,865 rooms, including 136 hotels and 27,552 rooms from DH. During the second quarter of 2024, our Legacy-Huazhu business opened 567 hotels, including 4 leased and owned hotels, and 563 manachised and franchised hotels, and closed a total of 101 hotels, including 10 leased and owned hotels and 91 manachised and franchised hotels. As of June 30, 2024, H World had a total of 3,294 unopened hotels in the pipeline, including 3,266 hotels from the Legacy-Huazhu business and 28 hotels from the Legacy-DH business.

Legacy-Huazhu – Second Quarter of 2024 Operational Highlights

As of June 30, 2024, Legacy-Huazhu had 10,150 hotels in operation, including 592 leased and owned hotels, and 9,558 manachised and franchised hotels. In addition, as of the same date, Legacy-Huazhu had 974,313 hotel rooms in operation, including 84,814 rooms under the lease and ownership model, and 889,499 rooms under the manachise and franchise models. Legacy-Huazhu also had 3,266 unopened hotels in its pipeline, including 8 leased and owned hotels, and 3,258 manachised and franchised hotels. The following discusses Legacy-Huazhu’s revenue per available room (“RevPAR”), average daily room rate (“ADR”) and occupancy rate for its leased and owned hotels, as well as manachised and franchised hotels for the periods indicated.

• The ADR was RMB296 in the second quarter of 2024, compared with RMB305 in the second quarter of 2023 and RMB280 in the previous quarter.

• The occupancy rate for all the Legacy-Huazhu hotels in operation was 82.6% in the second quarter of 2024, compared with 81.8% in the second quarter of 2023 and 77.2% in the previous quarter.

• Blended RevPAR was RMB244 in the second quarter of 2024, compared with RMB250 in the second quarter of 2023 and RMB216 in the previous quarter.

• For all the Legacy-Huazhu hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB248 in the second quarter of 2024, representing a 3.6% decline from RMB257 in the second quarter of 2023, with a 4.1% decrease in same-hotel ADR partially offset by a 0.4 percentage-point increase in same-hotel occupancy rate.

Legacy-DH – Second Quarter of 2024 Operational Highlights

As of June 30, 2024, Legacy-DH had 136 hotels in operation, including 87 leased hotels, and 49 manachised and franchised hotels. In addition, as of the same date, Legacy-DH had 27,552 hotel rooms in operation, including 16,789 rooms under the lease model, and 10,763 rooms under the manachise and franchise models. Legacy-DH also had 28 unopened hotels in the pipeline, including 13 leased hotels and 15 manachised and franchised hotels. The following discusses Legacy-DH’s RevPAR, ADR and occupancy rate for its leased as well as manachised and franchised hotels (excluding hotels temporarily closed) for the periods indicated.

• The ADR was EUR120 in the second quarter of 2024, compared with EUR117 in the second quarter of 2023 and EUR104 in the previous quarter.

• The occupancy rate for all Legacy-DH hotels in operation was 68.3% in the second quarter of 2024, compared with 67.1% in the second quarter of 2023 and 55.8% in the previous quarter.

• Blended RevPAR was EUR82 in the second quarter of 2024, compared with EUR78 in the second quarter of 2023 and EUR58 in the previous quarter.

Jin Hui, CEO of H World commented: “We are pleased to announce that the Group and Legacy-Huazhu has achieved a remarkable 10,000-hotel milestone during the second quarter of 2024. This milestone also marked a new start for the Group. We believe the Chinese market still presents huge opportunities and growth potentials, and we are ready to scale new heights, moving from 10,000+ hotels in over 1,000 cities to 20,000+ hotels in over 2,000 cities. In the second quarter of 2024, we continued our fast high-quality network growth, opening 567 new hotels in China. While Legacy-Huazhu’s blended RevPAR declined by 2% year-over-year in the second quarter due mainly to a high ADR base in the same period last year, our occupancy rate increased by 0.7 percentage-point year-over-year despite our continued rapid rate of hotel network expansion. In spite of the near-term volatilities in macro and consumption, China’s overall travel demand remains robust. As for Legacy-Huazhu, we will continue focusing on product upgrades, service excellence, and membership programs to enhance our core competitive edges and drive a long-term sustainable RevPAR growth.”

“Regarding our business outside China, our Legacy-DH recorded a 4.5% year-over-year blended RevPAR increase in the second quarter of 2024. We are committed to extend our global footprint, seeking growth opportunities in the Asia-Pacific (APAC) and the Middle East.”

Second Quarter and Interim of 2024 Unaudited Financial Results

(RMB in millions)	Q2 2023	Q1 2024	Q2 2024	H1 2023	H1 2024
Revenue:
Leased and owned hotels	3,592	3,099	3,681	6,466	6,780
Manachised and franchised hotels	1,856	2,063	2,334	3,410	4,397
Others	82	116	133	134	249
Total revenue	5,530	5,278	6,148	10,010	11,426

Revenue in the second quarter of 2024 was RMB6.1 billion (US$846 million), representing an 11.2% year-over-year increase and a 16.5% quarter-over-quarter increase. Revenue from the Legacy-Huazhu segment in the second quarter of 2024 was RMB4.8 billion, representing an 11.1% year-over-year increase and a 13.7% quarter-over-quarter increase. The 11.1% year-over-year increase was mainly driven by continued hotel network expansion. Revenue from the Legacy-DH segment in the second quarter of 2024 was RMB1.3 billion, representing an 11.6% year-over-year increase and a 27.8% quarter-over-quarter increase. The year-over-year increase was attributable to both business recovery and network expansion, and the quarter-over-quarter increase was mainly due to seasonality.

Revenue in the first half of 2024 was RMB11.4 billion (US$1.6 billion), representing an increase of 14.1% from the first half of 2023. Revenue from Legacy-Huazhu in the first half of 2024 was RMB9.1 billion, representing a 14.3% year-over-year increase. Revenue from Legacy-DH in the first half of 2024 was RMB2.4 billion, representing a 13.7% year-over-year increase.

Revenue from leased and owned hotels in the second quarter of 2024 was RMB3.7 billion (US$507 million), representing a 2.5% year-over-year increase and a 18.8% quarter-over-quarter increase. Revenue from leased and owned hotels from the Legacy-Huazhu segment in the second quarter of 2024 was RMB2.4 billion, representing a 2.9% year-over-year decrease, due mainly to the net closure of leased and owned hotels in operation. Revenue from leased hotels from the Legacy-DH segment in the second quarter of 2024 was RMB1.3 billion, representing a 14.2% year-over-year increase.

In the first half of 2024, revenue from our leased and owned hotels was RMB6.8 billion (US$933 million), representing a 4.9% year-over-year increase. Revenue from our Legacy-Huazhu’s leased and owned hotels in the first half of 2024 was RMB4.5 billion, representing a 0.5% year-over-year increase. Revenue from our Legacy-DH’s leased hotels in the first half of 2024 was RMB2.3 billion, representing a 14.8% year-over-year increase.

Revenue from manachised and franchised hotels in the second quarter of 2024 was RMB2.3 billion (US$321million), representing a 25.8% year-over-year increase and a 13.1% quarter-over-quarter increase. Revenue from manachised and franchised hotels from the Legacy-Huazhu segment in the second quarter of 2024 was RMB2.3 billion, representing a 26.0% year-over-year increase. Revenue from manachised and franchised hotels from the Legacy-DH segment in the second quarter of 2024 was RMB29 million, representing an 11.5% year-over-year increase.

In the first half of 2024, revenue from manachised and franchised hotels was RMB4.4 billion (US$605 million), representing a 28.9% year-over-year increase. These hotels accounted for 38.5% of revenue, compared to 34.1% of revenue in the first half of 2023. Revenue from our Legacy-Huazhu’s manachised and franchised hotels in the first half of 2024 was RMB4.3 billion, representing a 29.1% year-over-year increase. Revenue from our Legacy-DH’s manachised and franchised hotels in the first half of 2024 was RMB50 million, representing a 13.6% year-over-year increase.

Other revenue represents revenue generated from businesses other than our hotel operations, which mainly includes revenue from the provision of IT products and services and Huazhu Mall™ and other revenue from the Legacy-DH segment, totaling RMB133 million (US$18 million) in the second quarter of 2024, compared to RMB82 million in the second quarter of 2023 and RMB116 million in the previous quarter.

In the first half of 2024, other revenue was RMB249 million (US$34 million), compared to RMB134 million in the first half of 2023.

(RMB in millions)	Q2 2023	Q1 2024	Q2 2024	H1 2023	H1 2024
Operating costs and expenses:
Hotel operating costs	(3,482)	(3,565)	(3,731)	(6,732)	(7,296)
Other operating costs	(6)	(9)	(6)	(17)	(15)
Selling and marketing expenses	(262)	(260)	(317)	(457)	(577)
General and administrative expenses	(477)	(509)	(602)	(902)	(1,111)
Pre-opening expenses	(12)	(8)	(19)	(21)	(27)
Total operating costs and expenses	(4,239)	(4,351)	(4,675)	(8,129)	(9,026)

Hotel operating costs in the second quarter of 2024 were RMB3.7 billion (US$512 million), compared to RMB3.5 billion in the second quarter of 2023 and RMB3.6 billion in the previous quarter. The year-over-year increase was mainly due to our hotel network expansion. Hotel operating costs from the Legacy-Huazhu segment in the second quarter of 2024 were RMB2.7 billion, which represented 56.7% of the quarter’s revenue, compared to RMB2.6 billion or 58.9% of revenue in the second quarter of 2023 and RMB2.6 billion or 61.6% in the previous quarter. Hotel operating costs from the Legacy-DH segment in the second quarter of 2024 were RMB995 million, which represented 75.4% of revenue, compared to RMB923 million or 78.0% of revenue in the second quarter of 2023, and RMB950 million or 92.0% in the previous quarter.

In the first half of 2024, hotel operating costs were RMB7.3 billion (US$1.0 billion), compared to RMB6.7 billion in the first half of 2023. Hotel operating costs from Legacy-Huazhu in the first half of 2024 were RMB5.4 billion, which represented 59.0% of revenue, compared to 62.2% in the first half of 2023. Hotel operating costs from Legacy-DH in the first half of 2024 were RMB1.9 billion, which represented 82.7% of revenue, compared to RMB1.8 billion or 86.5% in the first half of 2023.

Selling and marketing expenses in the second quarter of 2024 were RMB317 million (US$44 million), compared to RMB262 million in the second quarter of 2023 and RMB260 million in the previous quarter. Selling and marketing expenses from the Legacy-Huazhu segment in the second quarter of 2024 were RMB193 million, which represented 4.0% of this quarter’s revenue, compared to RMB153 million or 3.5% of revenue in the second quarter of 2023, and RMB159 million or 3.7% for the previous quarter. The year-over-year expense increase was mainly due to continued business expansion. Selling and marketing expenses from the Legacy-DH segment in the second quarter of 2024 were RMB124 million, which represented 9.4% of revenue, compared to RMB109 million or 9.2% of revenue in the second quarter of 2023, and RMB101 million or 9.8% for the previous quarter.

In the first half of 2024, selling and marketing expenses were RMB577 million (US$79 million), compared to RMB457 million in the first half of 2023. Selling and marketing expenses from Legacy-Huazhu in the first half of 2024 were RMB352 million, which represented 3.9% of revenue, compared to RMB270 million or 3.4% of revenue in the first half of 2023. Selling and marketing expenses from Legacy-DH in the first half of 2024 were RMB225 million, which represented 9.6% of revenue, compared to RMB187 million or 9.0% of revenue in the first half of 2023.

General and administrative expenses in the second quarter of 2024 were RMB602 million (US$83 million), compared to RMB477 million in the second quarter of 2023 and RMB509 million in the previous quarter. General and administrative expenses from the Legacy-Huazhu segment in the second quarter of 2024 were RMB483 million, which represented 10.0% of this quarter’s revenue, compared to RMB352 million or 8.1% of revenue in the second quarter of 2023 and RMB395 million or 9.3% of revenue in the previous quarter. The year-over-year expense increase was mainly due to headcount normalization and a rise in share-based compensation to secure and reward core employees for our sustainable long-term business growth. General and administrative expenses from the Legacy-DH segment in the second quarter of 2024 were RMB119 million, which represented 9.0% of revenue, compared to RMB125 million or 10.6% of revenue in the second quarter of 2023 and RMB114 million or 11.0% in the previous quarter.

In the first half of 2024, general and administrative expenses were RMB1.1 billion (US$153 million), compared to RMB902 million in the first half of 2023. General and administrative expenses from Legacy-Huazhu in the first half of 2024 were RMB878 million, which represented 9.7% of revenue, compared to RMB664 million or 8.4% of revenue in the first half of 2023. General and administrative expenses from Legacy-DH in the first half of 2024 were RMB233 million, which represented 9.9% of revenue, compared to RMB238 million or 11.5% of revenue in the first half of 2023.

Pre-opening expenses in the second quarter of 2024 were primarily related to the Legacy-Huazhu segment and totaled RMB19 million (US$3 million), compared to RMB12 million in the second quarter of 2023 and RMB8 million in the previous quarter.

Pre-opening expenses in the first half of 2024 were RMB27 million (US$4 million), compared to RMB21 million in the first half of 2023. Pre-opening expenses from Legacy-Huazhu were 0.3% of revenue in the first half of 2024, the same as the 0.3% of revenue in the first half of 2023.

Other operating income, net in the second quarter of 2024 was RMB99 million (US$13 million), compared to RMB94 million in the second quarter of 2023 and RMB76 million in the previous quarter.

Other operating income, net in the first half of 2024 was RMB175 million (US$24 million), compared to RMB168 million in the first half of 2023.

Income from operations in the second quarter of 2024 was RMB1.6 billion (US$216 million), compared to income from operations of RMB1.4 billion in the second quarter of 2023 and income from operations of RMB1.0 billion in the previous quarter. Income from operations from the Legacy-Huazhu segment in the second quarter of 2024 was RMB1.5 billion, compared to income from operations of RMB1.3 billion in the second quarter of 2023 and income from operations of RMB1.1 billion in the previous quarter. The Legacy-DH segment had income from operations of RMB73 million in the second quarter of 2024, compared to income from operations of RMB35 million in the second quarter of 2023 and a loss from operations of RMB128 million in the previous quarter.

Income from operations in the first half of 2024 was RMB2.6 billion (US$354 million), compared to income from operation of RMB2.0 billion in the first half of 2023. Income from operations from Legacy-Huazhu in the first half of 2024 was RMB2.6 billion, compared to income from operations of RMB2.2 billion in 2023. Loss from operations from Legacy-DH in the first half of 2024 was RMB55 million, compared to a loss of RMB123 million in the first half of 2023.

Operating margin, defined as income from operations as a percentage of revenue, was 25.6% in the second quarter of 2024, compared with 25.0% in the second quarter of 2023 and 19.0% for the previous quarter. The margin improvement was mainly due to higher revenue contribution from Legacy-Huazhu’s manachised and franchised business as well as margin improvement from the Legacy-DH business. This was in line with our asset-light expansion strategy. Operating margin from the Legacy-Huazhu segment in the second quarter of 2024 was 31.0%, compared with 31.1% in the second quarter of 2023 and 26.6% in the previous quarter. Operating margin from the Legacy-DH segment in the second quarter of 2024 was 5.5%, compared with 3.0% in the second quarter of 2023 and a negative 12.4% in the previous quarter.

Operating margin in the first half of 2024 was 22.5%, compared with 20.5% in the first half of 2023. Operating margin from Legacy-Huazhu in the first half of 2024 was 29.0%, compared with 27.4% in the first half of 2023. Operating margin from Legacy-DH in the first half of 2024 was a negative 2.3%, compared with a negative 5.9% in the first half of 2023.

Other income, net in the second quarter of 2024 was RMB24 million (US$3 million), compared to RMB32 million in the second quarter of 2023 and RMB40 million in the previous quarter.

Other income, net in the first half of 2024 was RMB64 million (US$9 million), compared to RMB546 million in the first half of 2023, which was mainly due to gains from selling AccorHotels shares.

Gains (losses) from fair value changes of equity securities in the second quarter of 2024 were losses of RMB51 million (US$7 million), compared to losses of RMB19 million in the second quarter of 2023, and gains of RMB38 million in the previous quarter. Gains (losses) from fair value changes of equity securities mainly represent the unrealized gains (losses) from our investments in equity securities with readily determinable fair values.

In the first half of 2024, losses from fair value changes of equity securities were RMB13 million (US$2 million), compared to losses of RMB6 million in the first half of 2023.

Income tax expense in the second quarter of 2024 was RMB423 million (US$58 million), compared to RMB308 million in the second quarter of 2023 and RMB279 million in the previous quarter.

In the first half of 2024, income tax expense was RMB702 million (US$97 million), compared to RMB502 million in the first half of 2023.

Net income attributable to H World Group Limited in the second quarter of 2024 was RMB1.1 billion (US$147 million), compared with RMB1.0 billion in the second quarter of 2023 and RMB659 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-Huazhu segment was RMB1.0 billion in the second quarter of 2024, compared with RMB993 million in the second quarter of 2023 and RMB833 million in the previous quarter. Net income attributable to H World Group Limited from the Legacy-DH segment was RMB34 million in the second quarter of 2024, compared with RMB22 million in the second quarter of 2023 and a net loss of RMB174 million in the previous quarter.

Net income attributable to H World Group Limited in the first half of 2024 was RMB1.7 billion (US$238 million), compared with RMB2.0 billion in the first half of 2023. Net income attributable to H World Group Limited from Legacy-Huazhu in the first half of 2024 was RMB1.9 billion, compared to RMB2.1 billion in the first half of 2023. Net loss attributable to H World Group Limited from Legacy-DH in the first half of 2024 was RMB140 million, compared to a net loss of RMB143 million in the first half of 2023.

EBITDA (non-GAAP) in the second quarter of 2024 was RMB1.9 billion (US$255 million), compared with RMB1.7 billion in the second quarter of 2023 and RMB1.3 billion in the previous quarter.

EBITDA (non-GAAP) in the first half of 2024 was RMB3.2 billion (US$436 million), compared with RMB3.4 billion in the first half of 2023.

Adjusted EBITDA (non-GAAP), which excluded share-based compensation expenses, gain (loss) from fair value changes of equity securities, net foreign exchange gain (loss), and gain (loss) on disposal of investments from EBITDA (non-GAAP), was RMB2.0 billion (US$280 million) in the second quarter of 2024, compared with RMB1.8 billion in the second quarter of 2023 and RMB1.4 billion in the previous quarter. Adjusted EBITDA from the Legacy-Huazhu segment, which is a segment measure, was RMB1.9 billion in the second quarter of 2024, compared with RMB1.7 billion in the second quarter of 2023 and RMB1.5 billion in the previous quarter. Adjusted EBITDA from the Legacy-DH segment, which is a segment measure, was RMB131 million in the second quarter of 2024, compared with RMB97 million in the second quarter of 2023 and a loss of RMB66 million in the previous quarter.

Adjusted EBITDA (non-GAAP) in the first half of 2024 was RMB3.5 billion (US$476 million), compared with RMB2.8 billion in the first half of 2023. Adjusted EBITDA from Legacy-Huazhu, which is a segment measure, was RMB3.4 billion in the first half of 2024, compared with RMB2.8 billion in the first half of 2023. Adjusted EBITDA from Legacy-DH, which is a segment measure, was RMB65 million in the first half of 2024.

To better reflect the profitability of our core business, we have redefined the non-GAAP measure of adjusted EBITDA, and therefore the above adjusted EBITDA for the second quarter of 2023 and the first half of 2023 have been restated.

Cash flow. Operating cash inflow in the second quarter of 2024 was RMB2.2 billion (US$307 million). Investing cash inflow in the second quarter of 2024 was RMB346 million (US$47 million). Financing cash outflow in the second quarter of 2024 was RMB1.1 billion (US$152 million).

Operating cash inflow in the first half of 2024 was RMB3.1 billion (US$430 million), compared to RMB4.1 billion in the first half of 2023. Investing cash inflow in the first half of 2024 was RMB694 million (US$95 million), compared to RMB849 million in the first half of 2023. Financing cash outflow in the first half of 2024 was RMB3.4 billion (US$463 million), compared to RMB2.4 billion in the first half of 2023.

Cash, cash equivalents and restricted cash. As of June 30, 2024, the Company had a total balance of cash and cash equivalents of RMB7.8 billion (US$1.1 billion) and restricted cash of RMB364 million (US$50 million).

Debt financing. As of June 30, 2024, the Company had a total debt and net cash balance of RMB5.5 billion (US$762 million) and RMB2.6 billion (US$361 million), respectively; the unutilized credit facility available to the Company was RMB3.1 billion.

Shareholder return plan

On July 23 2024, the Company’s board of directors (the “Board”) has announced a three-year shareholder return plan with an aggregate amount of distribution that may be made to the Company’s shareholders of up to US$2 billion, effective from July 23, 2024. Under the shareholder return plan, the Board has the sole discretion to: (i) declare and distribute ordinary dividends semi-annually, the aggregate amount of which for each financial year shall be no less than 60% of the Company’s net income in such financial year, and (ii) declare and distribute, from time to time, special dividends and/or make repurchases of the American Depositary Shares of the Company (“ADS(s)”) pursuant to the share repurchase program, considering the financial position of the Company.

Semi-annual dividend

The Board has declared a cash dividend for the first half of 2024 in the aggregate amount of approximately US$200 million, of US$0.063 per ordinary share, or US$0.63 per ADS.

Share repurchase program

On July 23 2024, the Board approved a five-year share repurchase program of ADSs with an aggregate amount of up to US$1 billion, effective from August 21, 2024. This share repurchase program replaces the Company’s share repurchase program previously approved and adopted on August 21, 2019 with an aggregate amount of up to US$750 million.

Guidance

For the third quarter of 2024, H World expects its revenue growth to be in the range of 2%-5% compared to the third quarter of 2023, or in the range of 1%-4% excluding DH.

We revise up our hotel opening guidance for the full year of 2024, expecting to open over 2,200 hotels, and up from our previous guidance of around 1,800 hotels.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

H World’s management will host a conference call at 9 p.m. U.S. Eastern time on Tuesday, August 20, 2024 (9 a.m. Hong Kong time on Wednesday, August 21, 2024) following the announcement.

To join by phone, all participants must pre-register this conference call using the Participant Registration link of https://register.vevent.com/register/BI29b37e1152634b2aaaec173dd6f6fb8a. Upon registration, each participant will receive details for the conference call, which include dial-in numbers, conference call passcode and a unique access PIN.

A live webcast of the call can be accessed at https://edge.media-server.com/mmc/p/8no94rwr or the Company’s website at https://ir.hworld.com/news-and-events/events-calendar.

A replay of the conference call will be available for twelve months from the date of the conference at the Company’s website, https://ir.hworld.com/news-and-events/events-calendar.

Use of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally-Accepted Accounting Principles (“GAAP”), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): adjusted net income (loss) attributable to H World Group Limited excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; adjusted basic and diluted earnings (losses) per share/ADS excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments; EBITDA; adjusted EBITDA excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and non-GAAP Results” set forth at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments is that share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and may continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before the impact of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of financial performance. The Company believes that EBITDA information provides investors with a useful tool for comparability between periods because it excludes depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA to assess operating results of its hotels in operation. The Company believes that the exclusion of share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments helps facilitate year-over-year comparisons of the results of operations as the share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments may not be indicative of Company operating performance.

Therefore, the Company believes adjusted EBITDA more closely reflects the financial performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, gain (loss) from fair value changes of equity securities, foreign exchange gain (loss), net and gain (loss) on disposal of investments all in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About H World Group Limited

Originated in China, H World Group Limited is a key player in the global hotel industry. As of June 30, 2024, H World operated 10,286 hotels with 1,001,865 rooms in operation in 18 countries. H World’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel, CitiGO Hotel, Steigenberger Hotels & Resorts, MAXX, Jaz in the City, IntercityHotel, Zleep Hotels, Steigenberger Icon and Song Hotels. In addition, H World also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

H World’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, H World directly operates hotels typically located on leased or owned properties. Under the manachise model, H World manages manachised hotels through the on-site hotel managers that H World appoints, and H World collects fees from franchisees. Under the franchise model, H World provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. H World applies a consistent standard and platform across all of its hotels. As of June 30, 2024, H World operated 10 percent of its hotel rooms under the lease and ownership model, and 90 percent under the manachise and franchise model.

For more information, please visit H World’s website: https://ir.hworld.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

H World undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

—Financial Tables and Operational Data—

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	June 30, 2024
	RMB	RMB	US$[3]
	(in millions)
ASSETS
Current assets:
Cash and cash equivalents	6,946	7,801	1,073
Restricted cash	764	364	50
Short-term investments	2,189	1,112	153
Accounts receivable, net	755	840	116
Loan receivables, net	184	163	23
Amounts due from related parties, current	210	258	36
Inventories	59	61	8
Other current assets, net	949	868	119
Total current assets	12,056	11,467	1,578

Property and equipment, net	6,097	5,882	809
Intangible assets, net	5,280	5,174	712
Operating lease right-of-use assets	25,658	25,814	3,552
Finance lease right-of-use assets	2,171	2,053	283
Land use rights, net	181	177	24
Long-term investments	2,564	2,499	344
Goodwill	5,318	5,261	724
Amounts due from related parties, non-current	25	21	3
Loan receivables, net	163	158	22
Other assets, net	663	672	93
Deferred tax assets	1,043	1,035	142
Assets held for sale	2,313	2,239	308
Total assets	63,532	62,452	8,594

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	4,049	315	44
Accounts payable	1,019	865	119
Amounts due to related parties	77	119	16
Salary and welfare payables	1,067	843	116
Deferred revenue	1,637	1,760	242
Operating lease liabilities, current	3,609	3,531	486
Finance lease liabilities, current	45	45	6
Accrued expenses and other current liabilities	3,261	3,599	495
Dividends payable	2,085	-	-
Income tax payable	562	782	107
Total current liabilities	17,411	11,859	1,631

Long-term debt	1,265	5,220	718
Operating lease liabilities, non-current	24,215	24,334	3,348
Finance lease liabilities, non-current	2,697	2,587	356
Deferred revenue	1,072	1,182	163
Other long-term liabilities	1,118	1,215	167
Deferred tax liabilities	845	818	113
Retirement benefit obligations	124	120	17
Liabilities held for sale	2,536	2,400	330
Total liabilities	51,283	49,735	6,843

H World Group Limited

Unaudited Condensed Consolidated Balance Sheets

	December 31, 2023	June 30, 2024
	RMB	RMB	US$[3]
	(in millions)
Equity:
Ordinary shares	0	0	0
Treasury shares	(906)	(1,569)	(216)
Additional paid-in capital	11,861	11,300	1,555
Retained earnings	794	2,520	347
Accumulated other comprehensive income	386	331	46
Total H World Group Limited shareholders' equity	12,135	12,582	1,732
Noncontrolling interest	114	135	19
Total equity	12,249	12,717	1,751
Total liabilities and equity	63,532	62,452	8,594

3 The conversion of Renminbi (“RMB”) into United States dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.2672 on June 28, 2024, as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

H World Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Quarter Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Revenue:
Leased and owned hotels	3,592	3,099	3,681	507	6,466	6,780	933
Manachised and franchised hotels	1,856	2,063	2,334	321	3,410	4,397	605
Others	82	116	133	18	134	249	34
Total revenue	5,530	5,278	6,148	846	10,010	11,426	1,572

Operating costs and expenses:
Hotel operating costs:
Rents	(1,088)	(1,086)	(1,091)	(150)	(2,139)	(2,177)	(300)
Utilities	(137)	(192)	(149)	(20)	(341)	(341)	(47)
Personnel costs	(1,131)	(1,225)	(1,337)	(184)	(2,167)	(2,562)	(353)
Depreciation and amortization	(332)	(319)	(315)	(43)	(678)	(634)	(87)
Consumables, food and beverage	(335)	(293)	(327)	(45)	(613)	(620)	(85)
Others	(459)	(450)	(512)	(70)	(794)	(962)	(132)
Total hotel operating costs	(3,482)	(3,565)	(3,731)	(512)	(6,732)	(7,296)	(1,004)
Other operating costs	(6)	(9)	(6)	(1)	(17)	(15)	(2)
Selling and marketing expenses	(262)	(260)	(317)	(44)	(457)	(577)	(79)
General and administrative expenses	(477)	(509)	(602)	(83)	(902)	(1,111)	(153)
Pre-opening expenses	(12)	(8)	(19)	(3)	(21)	(27)	(4)
Total operating costs and expenses	(4,239)	(4,351)	(4,675)	(643)	(8,129)	(9,026)	(1,242)
Other operating income (expense), net	94	76	99	13	168	175	24
Income (loss) from operations	1,385	1,003	1,572	216	2,049	2,575	354
Interest income	57	51	56	8	101	107	15
Interest expense	(94)	(83)	(84)	(12)	(224)	(167)	(23)
Other income (expense), net	32	40	24	3	546	64	9
Gains (losses) from fair value changes of equity securities	(19)	38	(51)	(7)	(6)	(13)	(2)
Foreign exchange gains (losses)	(5)	(92)	(24)	(3)	99	(116)	(15)
Income (loss) before income taxes	1,356	957	1,493	205	2,565	2,450	338
Income tax (expense) benefit	(308)	(279)	(423)	(58)	(502)	(702)	(97)
Income (Loss) from equity method investments	(12)	(11)	12	2	(27)	1	0
Net income (loss)	1,036	667	1,082	149	2,036	1,749	241
Net (income) loss attributable to noncontrolling interest	(21)	(8)	(15)	(2)	(31)	(23)	(3)
Net income (loss) attributable to H World Group Limited	1,015	659	1,067	147	2,005	1,726	238

Gains(losses) from fair value changes of debt securities, net of tax	20	-	(25)	(3)	20	(25)	(3)
Foreign currency translation adjustments, net of tax	183	(31)	1	0	222	(30)	(4)
Comprehensive income (loss)	1,239	636	1,058	146	2,278	1,694	234
Comprehensive (income) loss attributable to noncontrolling interest	(21)	(8)	(15)	(2)	(31)	(23)	(3)
Comprehensive income (loss) attributable to H World Group Limited	1,218	628	1,043	144	2,247	1,671	231

Earnings (Losses) per share:
Basic	0.32	0.21	0.34	0.05	0.63	0.55	0.08
Diluted	0.31	0.21	0.33	0.05	0.62	0.54	0.07

Earnings (Losses) per ADS:
Basic	3.18	2.10	3.40	0.47	6.30	5.50	0.76
Diluted	3.11	2.08	3.32	0.46	6.16	5.41	0.74

Weighted average number of shares used in computation:
Basic	3,187,331,990	3,139,466,152	3,137,722,145	3,137,722,145	3,180,817,047	3,138,594,148	3,138,594,148
Diluted	3,354,717,904	3,172,770,493	3,303,934,814	3,303,934,814	3,349,256,828	3,300,316,153	3,300,316,153

H World Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

	Quarter Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	1,036	667	1,082	149	2,036	1,749	241

Share-based compensation	34	58	112	15	61	170	23
Depreciation and amortization, and other	359	345	337	46	744	682	94
Impairment loss	80	-	36	5	80	36	5
Loss (Income) from equity method investments, net of dividends	68	11	30	4	83	41	6
Investment (income) loss and foreign exchange (gain) loss	(96)	29	41	6	(640)	70	10
Changes in operating assets and liabilities	712	(230)	750	103	1,732	520	71
Other	45	6	(153)	(21)	(14)	(147)	(20)
Net cash provided by (used in) operating activities	2,238	886	2,235	307	4,082	3,121	430

Investing activities:
Capital expenditures	(171)	(281)	(203)	(28)	(393)	(484)	(67)
Purchase of investments	(961)	(254)	(632)	(87)	(962)	(886)	(122)
Proceeds from maturity/sale and return of investments	2	842	1,139	157	2,202	1,981	272
Loan advances	(41)	(52)	(12)	(2)	(75)	(64)	(9)
Loan collections	38	38	53	7	72	91	13
Other	1	55	1	0	5	56	8
Net cash provided by (used in) investing activities	(1,132)	348	346	47	849	694	95

Financing activities:
Net proceeds from issuance of ordinary shares	-	-	-	-	1,973	-	-
Payment of share repurchase	-	(544)	(132)	(18)	-	(676)	(93)
Proceeds from debt	300	536	53	7	728	589	81
Repayment of debt	(4,103)	(137)	(292)	(40)	(4,992)	(429)	(59)
Dividend paid	-	(2,091)	-	-	-	(2,091)	(288)
Purchase of prepaid put option	-	-	(710)	(98)	-	(710)	(98)
Other	(21)	(22)	(24)	(3)	(71)	(46)	(6)
Net cash provided by (used in) financing activities	(3,824)	(2,258)	(1,105)	(152)	(2,362)	(3,363)	(463)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	202	(17)	10	2	181	(7)	(1)
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,516)	(1,041)	1,486	204	2,750	445	61
Less: net increase (decrease) in cash and cash equivalents classified within assets held for sale	-	5	(15)	(2)	-	(10)	(1)
Cash, cash equivalents and restricted cash at the beginning of the period	10,352	7,710	6,664	917	5,086	7,710	1,061
Cash, cash equivalents and restricted cash at the end of the period	7,836	6,664	8,165	1,123	7,836	8,165	1,123

H World Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,015	659	1,067	147	2,005	1,726	238
Share-based compensation expenses	34	58	112	15	61	170	23
(Gain) loss from fair value changes of equity securities	19	(38)	51	7	6	13	2
Foreign exchange (gain) loss, net	5	92	24	3	(99)	116	15
(Gain) loss on disposal of investments	-	-	-	-	(516)	-	-
Adjusted net income (loss) attributable to H World Group Limited (non-GAAP)	1,073	771	1,254	172	1,457	2,025	278

Adjusted earnings (losses) per share (non-GAAP)
Basic	0.34	0.25	0.40	0.05	0.46	0.65	0.09
Diluted	0.33	0.24	0.39	0.05	0.45	0.63	0.09

Adjusted earnings (losses) per ADS (non-GAAP)
Basic	3.37	2.46	3.99	0.55	4.58	6.45	0.89
Diluted	3.29	2.43	3.88	0.53	4.51	6.31	0.87

Weighted average number of shares used in computation
Basic	3,187,331,990	3,139,466,152	3,137,722,145	3,137,722,145	3,180,817,047	3,138,594,148	3,138,594,148
Diluted	3,354,717,904	3,172,770,493	3,303,934,814	3,303,934,814	3,349,256,828	3,300,316,153	3,300,316,153

	Quarter Ended				Six Months Ended
	June 30, 2023	March 31, 2024	June 30, 2024		June 30, 2023	June 30, 2024
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to H World Group Limited (GAAP)	1,015	659	1,067	147	2,005	1,726	238
Interest income	(57)	(51)	(56)	(8)	(101)	(107)	(15)
Interest expense	94	83	84	12	224	167	23
Income tax expense	308	279	423	58	502	702	97
Depreciation and amortization	354	339	335	46	721	674	93
EBITDA (non-GAAP)	1,714	1,309	1,853	255	3,351	3,162	436
Share-based compensation	34	58	112	15	61	170	23
(Gain) loss from fair value changes of equity securities	19	(38)	51	7	6	13	2
Foreign exchange (gain) loss, net	5	92	24	3	(99)	116	15
(Gain) loss on disposal of investments	-	-	-	-	(516)	-	-
Adjusted EBITDA (non-GAAP)	1,772	1,421	2,040	280	2,803	3,461	476

H World Group Limited
Segment Financial Summary

	Quarter Ended June 30, 2023		Quarter Ended March 31, 2024		Quarter Ended June 30, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions)		(in millions)		(in millions)
Leased and owned hotels	2,466	1,126	2,112	987	2,395	1,286
Manachised and franchised hotels	1,830	26	2,042	21	2,305	29
Others	51	31	91	25	128	5
Revenue	4,347	1,183	4,245	1,033	4,828	1,320

Depreciation and amortization	294	60	280	59	279	56
Adjusted EBITDA	1,675	97	1,487	(66)	1,909	131

H World Group Limited
Segment Financial Summary

	Six Months Ended June 30, 2023		Six Months Ended June 30, 2024
	Legacy- Huazhu	Legacy- DH	Legacy- Huazhu	Legacy- DH
	RMB	RMB	RMB	RMB
	(in millions)		(in millions)
Leased and owned hotels	4,486	1,980	4,507	2,273
Manachised and franchised hotels	3,366	44	4,347	50
Others	89	45	219	30
Revenue	7,941	2,069	9,073	2,353

Depreciation and amortization	598	123	559	115
Adjusted EBITDA	2,803	(0)	3,396	65

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q2 2024	Closed (2) in Q2 2024	Net added in Q2 2024	As of June 30, 2024	As of June 30, 2024
Leased and owned hotels	4	(10)	(6)	592	84,814
Manachised and franchised hotels	563	(91)	472	9,558	889,499
Total	567	(101)	466	10,150	974,313

(1) Legacy-Huazhu refers to H World and its subsidiaries, excluding DH.

(2) The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q2 2024, we temporarily closed 12 hotels for brand upgrade or business model change purposes.

	As of June 30, 2024
	Number of hotels	Unopened hotels in pipeline
Economy hotels	5,270	1,209
Leased and owned hotels	313	0
Manachised and franchised hotels	4,957	1,209
Midscale, upper-midscale hotels and others	4,880	2,057
Leased and owned hotels	279	8
Manachised and franchised hotels	4,601	2,049
Total	10,150	3,266

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2023	2024	2024	change
Average daily room rate (in RMB)
Leased and owned hotels	384	346	375	-2.2%
Manachised and franchised hotels	295	272	288	-2.3%
Blended	305	280	296	-2.9%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	81.0%	85.6%	+2.0	p.p.
Manachised and franchised hotels	81.6%	76.8%	82.3%	+0.6	p.p.
Blended	81.8%	77.2%	82.6%	+0.7	p.p.
RevPAR (in RMB)
Leased and owned hotels	321	280	321	0.1%
Manachised and franchised hotels	241	209	237	-1.6%
Blended	250	216	244	-2.0%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of June 30,		ended June 30,		yoy change	ended June 30,		yoy change	ended June 30,		yoy change
	2023	2024	2023	2024		2023	2024		2023	2024	(p.p.)
Economy hotels	3,751	3,751	198	190	-4.2%	235	225	-4.1%	84.4%	84.3%	-0.1
Leased and owned hotels	299	299	241	235	-2.6%	281	268	-4.6%	85.8%	87.5%	+1.7
Manachised and franchised hotels	3,452	3,452	193	184	-4.5%	229	219	-4.1%	84.3%	83.9%	-0.3
Midscale, upper-midscale hotels and others	3,169	3,169	308	299	-3.2%	377	361	-4.2%	81.7%	82.6%	+0.9
Leased and owned hotels	260	260	397	390	-1.9%	481	461	-4.3%	82.5%	84.6%	+2.1
Manachised and franchised hotels	2,909	2,909	296	286	-3.3%	363	348	-4.2%	81.6%	82.4%	+0.7
Total	6,920	6,920	257	248	-3.6%	310	297	-4.1%	83.0%	83.4%	+0.4

Operating Results: Legacy-DH(3)

	Number of hotels
	Opened in Q2 2024	Closed in Q2 2024	Net added in Q2 2024	As of June 30, 2024(4)	Number of rooms As of June 30, 2024	Unopened hotels in pipeline As of June 30, 2024
Leased hotels	4	(1)	3	87	16,789	13
Manachised and franchised hotels	1	(1)	-	49	10,763	15
Total	5	(2)	3	136	27,552	28

(3)	Legacy-DH refers to DH.
(4)	As of June 30, 2024, a total of 2 hotels were temporarily closed due to repair work.

	For the quarter ended
	June 30,	March 31,	June 30,	yoy
	2023	2024	2024	change
Average daily room rate (in EUR)
Leased hotels	119	110	124	4.0%
Manachised and franchised hotels	112	95	112	0.1%
Blended	117	104	120	2.7%
Occupancy rate (as a percentage)
Leased hotels	69.4%	55.4%	71.2%	+1.9	p.p.
Manachised and franchised hotels	63.8%	56.4%	63.8%	+0.0	p.p.
Blended	67.1%	55.8%	68.3%	+1.2	p.p.
RevPAR (in EUR)
Leased hotels	83	61	88	6.8%
Manachised and franchised hotels	71	54	72	0.1%
Blended	78	58	82	4.5%

Hotel Portfolio by Brand

	As of June 30, 2024
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	5,288	433,604	1,220
HanTing Hotel	3,883	341,015	816
Hi Inn	512	26,183	234
Ni Hao Hotel	348	25,935	148
Elan Hotel	299	15,734	-
Ibis Hotel	228	22,582	11
Zleep Hotels	18	2,155	11
Midscale hotels	4,028	430,320	1,465
Ibis Styles Hotel	108	10,679	19
Starway Hotel	712	58,791	168
JI Hotel	2,472	282,926	954
Orange Hotel	736	77,924	324
Upper midscale hotels	801	110,897	515
Crystal Orange Hotel	206	26,181	147
CitiGO Hotel	35	5,248	7
Manxin Hotel	147	13,441	87
Madison Hotel	110	13,658	87
Mercure Hotel	182	29,082	65
Novotel Hotel	30	6,740	16
IntercityHotel(5)	81	14,802	101
MAXX(6)	10	1,745	5
Upscale hotels	143	21,337	86
Jaz in the City	3	587	1
Joya Hotel	7	1,237	-
Blossom House	69	3,031	71
Grand Mercure Hotel	9	1,796	2
Steigenberger Hotels& Resorts(7)	55	14,686	12
Luxury hotels	15	2,234	3
Steigenberger Icon(8)	8	1,721	2
Song Hotels	7	513	1
Others	11	3,473	5
Other hotels(9)	11	3,473	5
Total	10,286	1,001,865	3,294

(5)	As of June 30, 2024, 23 operational hotels and 96 pipeline hotels of IntercityHotel were in China.
(6)	As of June 30, 2024, 5 operational hotels and 4 pipeline hotels of MAXX were in China.
(7)	As of June 30, 2024, 12 operational hotels and 5 pipeline hotels of Steigenberger Hotels & Resorts were in China.
(8)	As of June 30, 2024, 3 operational hotels and 1 pipeline hotel of Steigenberger Icon were in China.
(9)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).